mayfield

June 25, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange
Uranium One Inc.
Energy Metals Corporation

File name

Direct tel

Direct fax

Email

Re: Filing of Written Disclosure of Technical Report in Energy Metals Corporation

Dear Sirs

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled "Summary of Feasibility Study, Honeymoon Uranium Project, South Australia" dated July 31, 2006 (the "**Technical Report**") and any extracts from or a summary of the Technical Report in the management information circular (including the documents incorporated by reference therein) of Energy Metals Corporation dated **June 25, 2007** (collectively, the "**Circular**").

The undersigned hereby confirms that the undersigned has read the Circular and believes that the Circular fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Technical Report.

Mayfield Engineering Pty Limited
ABN 22 112 829 624
43-69 Sturt Street
Adelaide SA 5000
Tel +61 (08) 8238 5000
Fax +61 (08) 8238 5001
E-mail mayfield@mayfieldeng.com.au
www.mayfieldeng.com.au

mayfield

This letter is provided solely for the purpose of assisting the parties to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

V. J. Alston

STUDY MANAGER

Mayfield Engineering Pty Limited
ABN 22 112 829 624
43-69 Sturt Street
Adelaide SA 5000
Tel +61 (08) 8238 5000
Fax +61 (08) 8238 5001
E-mail mayfield@mayfieldeng.com.au
www.mayfieldeng.com.au

mayfield

June 25, 2007

British Columbia Securities Commission Alberta Securities Commission Saskatchewan Financial Services Commission, Securities Division The Manitoba Securities Commission Ontario Securities Commission Autorité des Marchés Financiers du Québec New Brunswick Securities Commission Nova Scotia Securities Commission Registrar of Securities, Prince Edward Island Securities Commission of Newfoundland and Labrador Toronto Stock Exchange Uranium One Inc. Energy Metals Corporation	File name Direct tel Direct fax Email

Re: Consent of Mayfield

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned's name included or incorporated by reference in the Registration Statement on Form F-80 being filed by Uranium One Inc. under the United States Securities Act of 1933, as amended, in connection with the Honeymoon Uranium Project – Summary of Feasibility Study 400 tpa U3O8 Equivalent dated July 31, 2006 and (2) all other references to the undersigned included or incorporated by reference in such Registration Statement.

Date: June 25, 2007

MAYFIELD ENGINEERING

By: [signature]

Name: VICTOR JOHN ABSOLON

Title: STUDY MANAGER

Mayfield Engineering Pty Limited
ABN 22 112 829 624
43-69 Sturt Street
Adelaide SA 5000
Tel +61 (08) 8238 5000
Fax +61 (08) 8238 5001
E-mail mayfield@mayfieldeng.com.au
www.mayfieldeng.com.au

mayfield

June 25, 2007

British Columbia Securities Commission Alberta Securities Commission Saskatchewan Financial Services Commission, Securities Division The Manitoba Securities Commission Ontario Securities Commission Autorité des Marchés Financiers du Québec New Brunswick Securities Commission Nova Scotia Securities Commission Registrar of Securities, Prince Edward Island Securities Commission of Newfoundland and Labrador Toronto Stock Exchange Uranium One Inc. Energy Metals Corporation	File name Direct tel Direct fax Email

Re: Consent

Ladies and Gentlemen:

The undersigned hereby consents to the references to (1) the undersigned's name included or incorporated by reference in the Registration Statement on Form F-80 being filed by Uranium One Inc. under the United States Securities Act of 1933, as amended, in connection with the report entitled the "Honeymoon Uranium Project – Summary of Feasibility Study 400 tpa U3O8 Equivalent" dated July 31, 2006 and (2) all other references to the undersigned included or incorporated by reference in such Registration Statement.

Date: **June 25, 2007**

V.J. Alsh [signature]

STUDY MANAGER

Mayfield Engineering Pty Limited
ABN 22 112 829 624
43-69 Sturt Street
Adelaide SA 5000
Tel +61 (08) 8238 5000
Fax +61 (08) 8238 5001
E-mail mayfield@mayfieldeng.com.au
www.mayfieldeng.com.au